GRUPO FINANCIERO GALICIA S.A. “Corporation which has not adhered to the optional system for the mandatory acquisition of shares in a public offering” CUIT 30-70496280-7

Buenos Aires
April 20, 2012

To the

Comisión Nacional de Valores (National Securities Commission)

Dear Sirs,

In compliance with the provisions set forth by the National Securities Commission, we write to inform you that the Ordinary Shareholders’ Meeting of Grupo Financiero Galicia S.A. (hereinafter, the “Company”) presided by Mr. Eduardo Escasany was held on April 19, 2012 at 11:55 a.m. In attendance were seventy shareholders (the “Shareholders”), of which forty four were present in person and twenty six were represented by proxy. The Shareholders present held:  (i) 281,221,650 class “A” ordinary shares, with each share being entitled to five votes, representing both a capital stock value of Ps.281,221,650 and 1,406,108,250 votes, and (ii) 647,361,365 class “B” ordinary shares, with each share entitled to one vote, representing both a capital stock value of Ps.647,361,365 and 647,361,365 votes, which resulted in a quorum of 74.80%.

Pursuant to the requirements set forth in Section 4, Chapter II of the Buenos Aires Stock Exchange regulations, a summary of the resolutions adopted at the Shareholders’ Meeting is as follows:

FIRST AGENDA ITEM: Appointment of two shareholders to sign the minutes.

It was approved that the following three shareholders are authorized to sign the minutes: Messrs. Arturo Santillán and Adolfo Tamini and Mrs. Carmen Galán.

SECOND AGENDA ITEM: Examination of the business affairs of our principal subsidiary, Banco de Galicia y Buenos Aires S.A., of which the position to be adopted by the Company over certain issues shall be dealt with by Banco de Galicia y Buenos Aires S.A. at its next shareholders’ meeting.

It was approved that an agent of the Company shall vote at the next shareholder´s meeting of Banco de Galicia y Buenos Aires S.A. to be held on April 19, 2012 at 16:00 hours in respect of the following: (i) for the proposals made by the Board of Directors of Banco de Galicia y Buenos Aires S.A. when discussing items 1, 2, 3, 5, 6, 7, 10 and 11; (ii) for the approval of the performance of the Board of Directors and the Supervisory Syndics’ Committee; (iii) that the number of regular directors be fixed at seven and that the number of alternate directors be fixed at five; (iv) for the acceptance of Mr. Guillermo J. Pando’s resignation; (v) for the re-election of Mr. Sergio Grinenco

GRUPO FINANCIERO GALICIA S.A. “Corporation which has not adhered to the optional system for the mandatory acquisition of shares in a public offering” CUIT 30-70496280-7 and Mr. Guillermo J. Pando as regular directors and for the election of Mr. Raúl Héctor Seone as regular director, all for three-year terms; (vi) for the acceptance of Mr. Juan Carlos Fossatti’s resignation; (vii) for the re-election of Messrs. Enrique García Pinto and Juan Carlos Fossatti as alternate directors and for the election of Mr. Cirilo Enrique Martin as alternate director, all for three-year terms; (viii) for the re-election of Messrs. Enrique Mariano Garda Olaciregui, Norberto D. Corizzo and Luis A. Díaz as Regular Syndics, (ix) for the re-election of Messrs. Miguel N. Armando and Fernando Noetinger as Alternate Syndics; and (x) for the election of Mr. Oscar José Falleroni as Alternate Syndic.

THIRD AGENDA ITEM: Review and approval of the Balance Sheet, Income Statement and other documents set forth by Section 234, Subsection 1 of the Law of Commercial Companies, and the Annual Report and Report of the Supervisory Syndics’ Committee for the fiscal year ended December 31, 2011.

The aforementioned documents subject to discussion were approved.

FOURTH AGENDA ITEM: Treatment to be given to fiscal year ended December 31, 2011 results and distribution of dividends.

It was approved that the Ps.1,106,943,515.62 profit of the fiscal year ended December 31, 2011 be distributed as follows: (i) Ps.55,347,175.78 shall be allocated to the creation of the Legal Reserve, pursuant to Section 70 of Law 19,550; (ii) Ps.17,752,120.34 shall be allocated to the distribution of cash dividends and; (iii) the remaining amount of Ps.1,033,844,219.50 shall be allocated to the Discretionary Reserve due to the fact that the majority of profits for such fiscal year correspond to income earned by holdings as opposed to realized and liquid profits eligible for distribution and the need to pay outstanding amounts in respect of foreign-currency denominated notes.

FIFTH AGENDA ITEM: Approval of the Board of Directors and Supervisory Syndics´ Committee performances.

The performances of the Board of Directors and the Supervisory Syndics’ Committee were approved.

SIXTH AGENDA ITEM: Supervisory Syndics Committee compensation.

It was approved that the Supervisory Syndics’ Committee shall receive compensation in the amount of Ps.976,000.

SEVENTH AGENDA ITEM: Board of Directors compensation.

It was approved that, for the fiscal year under review, independent directors shall receive compensation in the amount of Ps. 990,000.

GRUPO FINANCIERO GALICIA S.A. “Corporation which has not adhered to the optional system for the mandatory acquisition of shares in a public offering” CUIT 30-70496280-7

EIGHTH AGENDA ITEM: Granting of authorization to the Board of Directors to make advance payments of directors’ fees to those directors who are considered “independent directors” during the fiscal year beginning January 1, 2012, ad-referendum of the decisions taken at the Shareholders’ Meeting.

It was approved to authorize the Board of Directors to make advance payments on account of fees to the directors who are considered “independent directors” ad-referendum of the decision taken at the Shareholders’ Meeting, which reviews documents belonging to the fiscal year beginning January 1, 2012.

NINTH AGENDA ITEM: Determination of the number of directors and alternate directors and, if appropriate, election thereof for the term established by the Company’s by-laws until reaching the number of directors determined by the Shareholders’.

It was approved to set the number of regular directors at nine and the number of alternate directors at four.  In addition, it was resolved to re-elect Messrs. Abel Ayerza and Cirilo Enrique Martin and to elect Mr. Antonio Roberto Garcés as regular directors and to re-elect Messrs. Alejandro María Rojas Lagarde, Sergio Grinenco and Luis Sila Monsegur as alternate directors, all for three-year terms.

TENTH AGENDA ITEM: Election of three syndics and three alternate syndics for one-year terms.

It was approved to re-elect Dr. Enrique M. Garda Olaciregui and the public accountants Norberto D. Corizzo and Luis A. Díaz as Regular Syndics for a term of one year, and the lawyers Miguel N. Armando, Fernando Noetinger and Horacio Tedín as Alternate Syndics.

ELEVENTH AGENDA ITEM: Compensation of the independent accountant certifying the Financial Statements for the fiscal year ended December 31, 2011.

It was approved that the compensation for the accountant who certified the Financial Statements for the fiscal year ended December 31, 2011 shall be Ps.814,853.

TWELFTH AGENDA ITEM: Appointment of the independent accountant and alternate accountant to certify the Financial Statements for fiscal year 2012.

It was approved the appointment of the accountants Diego Luis Sisto and Eduardo Horacio Sajón as independent accountant and alternate accountant, respectively. Both accountants are from Price Waterhouse & Co. S.R.L

GRUPO FINANCIERO GALICIA S.A. “Corporation which has not adhered to the optional system for the mandatory acquisition of shares in a public offering” CUIT 30-70496280-7

Yours sincerely,

Jose Luis Gentile

Attorney-in-fact